BBH Funds Fidelity Bond Filing








         Contents of Submission:

1) Financial Institution Investment Company Asset Protection Bond ("Bond"), received on December 27, 2006, for filing as required by Rule 17g-1(g)(B)(i);

2) Copy of the resolution of a majority of the disinterested directors approving the amount, type, form and coverage of the Bond, as required by Rule 17g-1(g)(B)(ii);

3) As required by Rule 17g-1(g) (B) (iii), a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond;

4) As required by Rule 17g-1(g) (B) (iv), the period for which premiums have been paid is April 1, 2006 to March 31, 2007.

5) As required by Rule 17g-1(g) (B) (v), a copy of the Amended and restated Fidelity Bond Agreement among the joint insured.




                       Chubb Group of Insurance Companies

                 15 Mountain View Road, Warren. New Jersey 07059

                                  DECLARATIONS
                            INVESTMENT COMPANY ASSET
                           PROTECTION LIABILITY POLICY

ITEM 1.           Organization (Name and Address):
                  BBH FUNDS
                  40 Water Street
                  Boston, MA 02109
                            Policy Number: 7022-8394
                            FEDERAL INSURANCE COMPANY
                 Incorporated under the laws of Indiana, a stock
                  insurance company, herein called the Company

                 Capital Center, 251 North Illinois, Suite 1100
                           Indianapolis, IN 46204-1927


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THIS IS A CLAIMS MADE POLICY.  EXCEPT AS OTHERWISE PROVIDED HEREIN,  THIS POLICY
COVERS ONLY CLAIMS MADE AGAINST THE INSURED AND REPORTED TO THE COMPANY IN ACCORDANCE WITH SECTION II. AND V. OF THE POLICY. PLEASE READ CAREFULLY.

ITEM 2         Authorized Representative:                                                   Gail C. Jones
ITEM 3         Insured Investment Company:
               BBH FUND, INC
                   BBH Inflation Indexed Securities - Class N BBH Inflation
                   Indexed Securities - Class I BBH Inflation Indexed Securities
                   - Class A BBH International Equity Fund - Class N BBH
                   International Equity Fund - Class I BBH Tax Efficient Equity
                   Fund - Class N BBH Broad Market Fixed Income Fund - Class N
                   BBH Broad Market Fixed Income Fund - Class I
               BBH TRUST
                   BBH Money Market Fund
                   BBH U.S. Treasury Money Fund
                   BBH Tax Free Short/Intermediate Fixed Income Fund
                   BBH Tax Exempt Money Fund
               PORTFOLIOS
                   BBH U.S. Money Market Portfolio
               OTHER
                   BBH Prime Institutional Fund
ITEM 4         Insured Service Provider:                                                    Insured Capacity:
                   N/A                                                                          N/A
ITEM 5         Policy Period:         from: 12:01 a.m. on April 25, 2006
                                           to: 12:01 a.m. on April 25, 2007
                                      Local time at the address shown in ITEM 1
ITEM 6         Aggregate Limit of Liability:                                                $ 5,000,000.00
               (Inclusive of Defense Costs)
ITEM 7         Deductible Amounts:
           (A)      Insuring Agreement II.A                   (1)             $   0.00  Per person, Each Claim
                    Insured Investment Company                (2)              $  0.00  All persons, Each Claim
                    Executive Liability and                   (3)         $ 500,000.00  Corporate Indemnification,
                    Indemnification Coverage                                            Each Claim

           (B)      Insuring Agreement II.B.                              $ 500,000.00  Each Claim
                    Insured Investment Company
                    Professional Liability Company
                    Coverage


           (C) Insuring Agreement II.C. $Not Covered Each Claim
                    Insured Service Provider
                    Professional Liability Coverage
ITEM 8         Pending and Prior Date:                                                      April 25, 1994
ITEM 9         Original Policy Date:                                                        April 25, 1994
ITEM 10        Fees and Charges Exclusion Deleted: (Y/N)                                    No
               (If yes is indicated, it is agreed that Exclusion IV.A.8. is deleted)
ITEM 11        Extended Reporting Period:
               (A) Additional Premium: $127,950.00 (B) Additional Period: 1 year
ITEM 12        Endorsement(s) Effective at Inception:
                   1-17
ITEM 13        Notices required to be given to the Company under this Policy shall be addressed to:
               Claim Related Notices:                 All Other Notices
               ----------------------                 -----------------
               National D&O Claims Department         Department of Financial Institutions
               Chubb Group of Insurance Companies     Chubb Group of Insurance Companies
               P.O. Box 1615                          P.O. Box 1615
               Warren, NJ 07061                       Warren, NJ 07061

These Declarations along with the completed and signed Application Form (including all attachments and materials submitted with the Application Form) and the Investment Company Asset Protection Professional Liability Insurance Policy shall constitute a contract between the Insureds on the one hand and the Company on the other hand.

IN WITNESS WHEREOF, THE COMPANY issuing this Policy has caused this Policy to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.





----------------------------------------------------------------------------
 /s/ Secretary                           /s/ President
 Secretary                               President

 05/15/2006                              /s/Authorized Representative
----------------------------------------------------------------------------
 Date                                    Authorized Representative

                         In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, and limitations, conditions, provisions and other terms of this Policy and any amendments thereto, the Company agrees as follows:

Definitions         I.    When used in this Policy:

                    A. Administrator means the entity performing administrative functions pursuant to contract with the Insured Investment Company. Administrative functions covered in this Policy shall be limited to printing and distributing reports to shareholders and the Securities and Exchange Commission, calculating the Insured Investment Company's net asset value, dividends and capital gains distributions, maintaining the Insured Investment Company's books and records, selecting any Custodian and maintaining records with any Custodian for the Insured Investment Company, providing a facility for the Insured Investment Company to receive purchase and redemption orders from shareholders, providing statistical data to the Insured Investment Company, providing budget and control services to the Insured Investment Company, providing data processing and clerical support to the Insured Investment Company, and maintaining the registration or qualification of the fund shares for sales under state security laws

                    B.   Affiliate means:

                           1.       any entity which directly or
                                    indirectly owns 20% or more of
                                    the voting stock of any Insured
                                    Service Provider; or
                           2.       any entity which is owned by an
                                    Insured Service Provider where
                                    such Insured Service Provider
                                    directly or indirectly owns 20%
                                    or more of such entity
                    C.      Affiliated Person means any affiliated
                            person as defined in the Investment
                            Company Act of 1940, as amended.
                    D.      Aggregate Limit of Liability means the
                            amount set forth in ITEM 6. of the
                            Declarations.
                    E.      Authorized Representative means that
                            person identified in ITEM 2. of the
                            Declarations.
                    F.      Broker/Dealer means any person acting
                            as a broker or dealer as defined in the
                            Securities Exchange Act of 1934, as
                            amended, and for purposes of this
                            Policy, the term Broker/Dealer shall
                            also include any bank whose activities
                            would otherwise fall within that
                            definition.
                    G.      Claim means:
                           1.       a civil proceeding commenced by
                                    the service of a complaint or
                                    similar pleading;
                           2.       a formal administrative
                                    proceeding commenced by the
                                    filing of a notice of charges,
                                    or formal investigative order
                                    or similar document; or
                           3.       a Demand; against an Insured for a Wrongful
                                    Act, including any appeal therefrom
                    H. Custodian means the entity which, pursuant to contract with the Insured
                            Investment Company, maintains
                            possession and control of Insured
                            Investment Company assets.
                    I.      Deductible Amounts means that amount
                            set forth in ITEM 7. of the
                            Declarations.
                    J.      Defense Costs means that part of Loss
                            consisting of reasonable costs,
                            charges, fees (including but not
                            limited to attorneys' fees and experts'
                            fees) and expenses (other than regular
                            or overtime wages, salaries or fees of
                            any director, trustee, officer or
                            employee of the Insureds) incurred in
                            defending and investigating Claims and
                            the premium for appeal, attachment or
                            similar bonds.
                    K.      Demand means an imperative request of
                            an Insured by a third party, which
                            seeks specific monetary damages based
                            upon the existence of facts that would
                            be cognizable in a court of law.
                    L.      Distributor means any person who
                            directly purchases from the Insured
                            Investment Company shares of the
                            Insured Investment Company for
                            distribution or resale to any
                            Broker/Dealer. Distributions or sales
                            to the general public are not included
                            in this definition.
                    M.      Financial Impairment means the status
                            of the Insured Investment Company
                            resulting from:
                             1.       the appointment by any state or
                                      federal official, agency or
                                      court of any receiver,
                                      conservator, liquidator,
                                      trustee, rehabilitator or
                                      similar official to take
                                      control of, supervise, manage
                                      or liquidate the Insured
                                      Investment Company; or
                             2. the Insured Investment Company
                                 becoming a debtor in possession.
                    N.      Insured
                            Capacity means the respective capacity of
                            Insured Service Providers
                            set forth in ITEM 4. of the Declarations.
                    O.      Insured Investment Company, either in
                            the singular or plural, means that
                            entity set forth in ITEM 3. of the
                            Declarations.
                    P.      Insured, either in the singular or
                            plural, means the Insured Investment
                            Company, Insured Service Provider
                            and/or Insured Persons.
                    Q.      Insured Person, either in the singular
                            or plural, means any past, present or
                            future trustee, director or officer of
                            the Insured Investment Company, while
                            acting solely in their capacity as
                            such.
                    R.      Insured Service Provider, either in the
                            singular or plural, means each entity,
                            including its past, present and future
                            employees, set forth in ITEM 4. of the
                            Declarations, while acting solely in
                            their respective Insured Capacity set
                            forth in ITEM 4. of the Declarations.
                    S.      Investment Adviser, either in the
                            singular or plural, means any person
                            acting as investment adviser as defined
                            in Section 2(a)(20) of the Investment
                            Company Act of 1940, as amended.
                    T.      Loss means the total amount which an
                            Insured becomes legally obligated to
                            pay on account of each Claim and for
                            all Claims made against them for
                            Wrongful Acts for which coverage
                            applies, including, but not limited to
                            damages, judgments, settlements, costs
                            and Defense Costs. Loss does not
                            include:
                             1.       any amount not indemnified by
                                      the Insured Investment Company
                                      which the Insured Person is
                                      absolved from paying by reason
                                      of any covenant, agreement, or
                                      court order;
                             2.       any amount the Insured
                                      Investment Company and/or
                                      Insured Service Provider is
                                      absolved from paying by reason
                                      of any covenant, agreement, or
                                      court order;
                             3.       fines or penalties imposed by
                                      law, punitive or exemplary
                                      damages, or the multiple
                                      portion of any multipled damage
                                      award; or
                             4.       matters uninsurable under the
                                      law pursuant to which this
                                      Policy is construed.
                   U.      Original Policy Date means that date
                           specified in ITEM 9. of the
                           Declarations.
                   V.      Policy means the Declarations,
                           Application (including all attachments
                           and materials submitted with the
                           Application), Policy Sections I.
                           through IX. inclusive, and any
                           endorsements or amendments thereto.
                   W.      Policy Period means the period noted in
                           ITEM 5. of the Declarations, subject to
                           prior cancellation or termination in
                           accordance with this Policy. If the
                           Extended Reporting Period is exercised,
                           it shall be part of the Policy Period
                           and not an additional Policy Period.
                    X.   Pollutants means any substances located anywhere in the
                         world  exhibiting  any  hazardous   characteristics  as
                         defined by, or identified on a list of hazardous substances issued by the United States Environmental
                         Protection  Agency  or a state,  county,  municipal  or
                         local  counterpart   thereof.   Such  substances  shall
                         include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants, or smoke, vapor,
                         soot,  fumes,  acids,   alkalis,   chemicals  or  waste
                         materials. Pollutants shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products, or any noise.
                   Y.      Transfer Agent means the entity under
                           contract with the Insured Investment
                           Company for the registration of
                           shareholders' mimes on the Insured
                           Investment Company's records when a
                           transfer of shares of the Insured
                           Investment Company occurs.
                   Z.      Wrongful Act means any error,
                           misstatement, misleading statement, act
                           or omission, or neglect or breach of
                           duty committed, attempted or allegedly
                           committed or attempted, by:
                           1. an Insured Investment Company;
                           2. an Insured Person while acting solely
                              in their capacity as such; or
                           3. an Insured Service Provider while acting
                              solely in its Insured Capacity.
                              All causally connected errors,
                              misstatements, misleading statements,
                              acts or omissions, or neglects or
                              breaches of duty or other such matters
                              committed, attempted or allegedly
                              committed or attempted by, or claimed
                              against one or more Insureds shall be
                              deemed interrelated Wrongful Acts.
Insuring Agreements
Insured Investment         II.   A.     1.  The  Company  shall  pay on  behalf
Company Executive                           of the  Insured  Person  Loss on
                                            account  of a Claim  against  the
                                            Insured  Persons  if they are not
                                            indemnified by the Insured
                                            Investment Company.
Liability and                           2.  The Company  shall pay on behalf of
Indemnification Coverage                    the Insured  Investment  Company
                                            Loss on account of a Claim  against
                                            the  Insured  Persons for which
                                            the Insured Investment Company has
                                            indemnified the Insured Person.
Insured Investment Company     B. The Company shall pay Loss on account of Claim
Professional Liability Coverage   gainst the Insured Investment Company.
   Insured Service Provider      C.     The Company shall pay Loss on account of
Professional Liability Coverage         Claims against the Insured Service
                                        Provider for:
                                         1. the Insured Service
                                         Provider'sWrongful Act; or 2. any
                                         error, misstatement, misleading
                                         statement, act or omission, or neglect
                                         or breach of duty committed, attempted,
                                         or allegedly committed or attempted, by
                                         another person for whom the Insured
                                         Service Provider becomes legally
                                         responsible; provided, with respect to
                                         Insuring Agreements II.A, II.B. and
                                         II.C.:
                                                 a.  the Claim is first reported
                                                     to the Company in
                                                     accordance with Section V.,
                                                     and (1) the Claim is first
                                                     made against the Insured
                                                     during the
                                                            Policy Period; or
                                                     (2)    the Claim is first
                                                            made against the
                                                            Insured prior to the
                                                            Policy Period and
                                                            after the Original
                                                            Policy Date as noted
                                                            in ITEM 9. of the
                                                            Declarations; or
                                                 b.  the Insured becomes aware
                                                     of circumstances that could
                                                     give rise to a Claim and
                                                     reports them to the Company
                                                     in accordance with Section
                                                     V. of this Policy.
Extended Reporting        III.     If the  Company  terminates  or  refuses  to
Period                             renew  this  Policy  other  than for
                                   nonpayment of premium,  the Authorized
                                   Representative  shall have the right, upon
                                   payment of the additional premium set forth
                                   in ITEM 11.(A) of the Declarations to an
                                   extension of coverage granted by this Policy
                                   for the period set forth in ITEM 11.(B) of
                                   the Declarations following the effective date
                                   of termination or nonrenewal, but only for a
                                   Wrongful Act committed, attempted, or
                                   allegedly committed or attempted prior to the
                                   effective date of termination or nonrenewal.
                                   This right of extension shall lapse unless
                                   written notice of such election, together
                                   with payment of the Additional Premium due,
                                   is received by the Company within thirty (30)
                                   days following the effective date of
                                   nonrenewal or termination. The offer of
                                   renewal terms and conditions or premiums
                                   different from those in effect prior to
                                   renewal shall not constitute refusal to
                                   renew.
Exclusions                 IV.   A.     The Company shall not be liable for
                                        Loss on account of any Claim:
                                        1.   based  upon,  arising  from or in
                                             consequence of any circumstance  if
                                             written notice of such circumstance
                                             has been given under any policy of
                                             which this Policy is a renewal or
                                             replacement or which it may succeed
                                             in time;
                                        2.   based upon, arising from or in
                                             consequence of any demand, suit,
                                             proceeding, order, decree or
                                             judgment entered or pending against
                                             any Insured on or prior to the
                                             Pending or Prior Date set forth in
                                             ITEM 8. of the Declarations, or the
                                             same or any substantially similar
                                             fact, circumstance or situation
                                             underlying or alleged therein;
                                        3.   brought or maintained by or on
                                             behalf of any Insured or Affiliate
                                             except:
                                                 a.  a Claim that is a
                                                     derivative action brought
                                                     or maintained by or on
                                                     behalf of the Insured
                                                     Investment Company by one
                                                     or more persons who are not
                                                     Insureds and who bring or
                                                     maintain the Claim without
                                                     the assistance,
                                                     solicitation or
                                                     participation of any
                                                     Insured;
                                                 b.  a Claim brought or
                                                     maintained by an Insured
                                                     Person for contribution or
                                                     indemnity, if the Claim
                                                     directly results from
                                                     another Claim covered under
                                                     this Policy; or
                                                 c.  a Claim brought or
                                                     maintained by an Insured
                                                     where, in the opinion of
                                                     independent counsel
                                                     selected by and at the
                                                     expense of such Insured,
                                                     (subject to the Company's
                                                     consent, such consent not
                                                     to be unreasonably
                                                     withheld) the failure to
                                                     make such Claim would
                                                     result in legal liability
                                                     of such Insured;
                                        4.   based upon, arising from or in
                                             consequence of bodily injury,
                                             emotional distress, mental anguish,
                                             sickness, disease or death of any
                                             person, or for damage to or
                                             destruction of any tangible
                                             property including loss of use
                                             thereof;
                                        5. based upon, arising from or in
consequence of:
                                                 a.  the actual, alleged or
                                                     threatened discharge,
                                                     release, escape or disposal
                                                     of Pollutants into or on
                                                     real or personal property,
                                                     water or the atmosphere; or
                                                 b.  any direction or request
                                                     that the Insured test for,
                                                     monitor, clean up, remove,
                                                     contain, treat, detoxify or
                                                     neutralize Pollutants, or
                                                     any voluntary decision to
                                                     do so, including  but not
                                                     limited to any Claim for
                                                     financial  loss to any
                                                     Insured or security
                                                     holders or creditors of any
                                                     Insured,  based upon,
                                                     arising from, or in
                                                     consequence of the matters
                                                     described in a. and b. of
                                                     this exclusion;
                                        6.   based upon, arising from or in
                                             consequence of the liability of a
                                             party, other than an Insured,
                                             assumed by an Insured pursuant to
                                             contract, except liability which
                                             would have attached in the absence
                                             of such contract;
                                        7.   based upon, arising from or in
                                             consequence of an intentional
                                             breach of a contract;
                                        8.   based upon, arising from or in
                                             consequence of disputes involving
                                             fees or charges relating to
                                             investment advisory, administration
                                             or distribution agreements
                                             (including, but not limited to, any
                                             distribution or shareholder
                                             servicing plan adopted pursuant to
                                             Rule 12b-1 under the Investment
                                             Company Act of 1940, as amended).
                                             However, this exclusion shall not
                                             apply if ITEM 10. of the
                                             Declarations is marked "Yes" and
                                             any required additional premium is
                                             paid to the Company;
                                        9.   based upon, arising from or in
                                             consequence of any Wrongful Act of
                                             any Insured in its capacity as a
                                             fiduciary (including fiduciaries as
                                             defined in the Employee Retirement
                                             Income Security Act of 1974 and
                                             amendments thereto or similar
                                             provisions of any federal, state or
                                             local statute or common law) of a
                                             pension, profit sharing, health and
                                             welfare, or other employee benefit
                                             plan or trust sponsored or
                                             established for any Insured Service
                                             Provider;
                                        10.  based upon, arising from or in
                                             consequence of any actions d any
                                             person acting as an underwriter or
                                             Broker/Dealer for the Insured
                                             Investment Company, unless such
                                             person is an Affiliated Person of
                                             the Insured Investment Company and
                                             is acting as a Distributor; or
                                        11.  brought or maintained by any
                                             security holder of my Insured
                                             Service Provider or any Affiliate
                                             in their capacity as such.
                                 B.      The Company or any affiliate thereof
                                         shall not be liable for Loss on account
                                         of any Claim:
                                        1.   for libel, slander or defamation;
                                        2.   for a dishonest, fraudulent or
                                             criminal act, where such act is
                                             established in fact; or
                                        3.   for personal profit, advantage or
                                             remuneration gained in fact by any
                                             Insured, to which they were not
                                             legally entitled.
                                        No fact pertaining to or knowledge
                                        possessed by any Insured Person shall be
                                        imputed to any other Insured Person to
                                        determine coverage with respect to
                                        Exclusions in this Section IV.B.
Reporting and Notice       V.    A.      The Insured  shall,  as a condition
                                         precedent  to  exercising  their rights
                                         under this  Policy,  act in  accordance
                                         with each of the  requirements  set
                                         forth in this Section V.
                                 B.      The Insured shall give the Company
                                         written notice of any Claim as soon as
                                         practicable in accordance with the
                                         Insuring Agreements II.A., II.B. and
                                         II.C. Such notice shall be sent to the
                                         address set forth in ITEM 13. of the
                                         Declarations.
                                 C.      If, during the Policy Period, an
                                         Insured becomes aware of circumstances
                                         which could give rise to a Claim,
                                         written notice of such circumstance may
                                         be given to the Company. Such notice
                                         shall be sent to the address set forth
                                         in ITEM 13. of the Declarations. Such
                                         notice must include:
                                        1. The reasons for anticipating such a
                                        Claim, 2. The nature and date of the
                                        potential or alleged Wrongful Acts, 3.
                                        The alleged injury or damages, 4. The
                                        names of the potential claimants and any
                                        Insured involved in the
                            alleged Wrongful Act, and
                                        5.   The manner in which and date when
                                             any Insured first became aware of
                                             the potential Claim.
                                        Any Claim subsequently arising from
                                        circumstances subject to such notice
                                        shall be considered to have been
                                        reported during the Policy Period in
                                        which the circumstances were first
                                        reported to the Company.
                                 D.      The Insured shall give the Company all
                                         information and cooperation it may
                                         reasonably require, including but not
                                         limited to reports, investigations,
                                         pleadings and any other documentation.
Limit of Liability and     VI.   A.      The  Company's  liability  shall apply
Deductible Amounts                       to that part of Loss in excess of the
                                         Deductible  Amounts  set  forth  in
                                         ITEM  7.  of  the  Declarations,  which
                                         Deductible Amounts shall be borne by
                                         the Insureds uninsured and at their own
                                         risk.
                                 B.      The Company's aggregate liability for
                                         all Loss, whether covered under
                                         Insuring Agreements II.A., II.B. and
                                         II.C. or any combination thereof, shall
                                         be the Aggregate Limit of Liability set
                                         forth in ITEM 6. of the Declarations.
                                 C.      All Loss arising out of the same and
                                         all interrelated Wrongful Acts shall be
                                         deemed one Loss, and such Loss shall be
                                         deemed to have originated in the
                                         earliest policy period in which notice
                                         of such Wrongful Acts is first given to
                                         the Company in accordance with Section
                                         V.
                                 D.      The Deductible Amounts applicable to
                                         Loss under Insuring Agreements II.A.,
                                         II.B. and II.C. shall be:
                                        1. the amounts set forth in ITEM 7. of
                                        the Declarations, respectively; or 2.
                                        the amount set forth in ITEM 7.(A)(3) of
                                        the Declarations, if the
                                             Insured Investment Company fails or
                                             refuses to indemnify the Insured
                                             Person for Loss covered by Insuring
                                             Agreement II.A. other than for
                                             reasons of Financial Impairment of
                                             the Insured Investment Company or
                                             legal prohibition of
                                             indemnification by the Insured
                                             Investment Company.
Defense                                  and Settlement VII A. It shall be the
                                         duty of the Insured and not the duty of
                                         the Company to defend any Claim made
                                         against the Insured.
                                 B.      The Insured agrees not to settle any
                                         Claim, incur any Defense Costs or
                                         otherwise assume any contractual
                                         obligation or admit any liability with
                                         respect to any Claim without the
                                         Company's consent, which shall not be
                                         unreasonably withheld. The Company
                                         shall not be liable for any settlement,
                                         Defense Costs, assumed obligation or
                                         admission to which it has not
                                         consented.
                                 C.      The Company may make any investigation
                                         it deems necessary and may settle a
                                         Claim it deems expedient with the
                                         written consent of the Insured. Unless
                                         the Company elects otherwise, the
                                         Company's liability should the Insured
                                         withhold consent to such settlement
                                         shall not exceed the amount for which
                                         the Company could have settled such
                                         Claim and Defense Costs accrued as of
                                         the date such settlement was proposed
                                         in writing by the Company to the
                                         Insured.
                                 D.      The Insured agrees to provide the
                                         Company with all information,
                                         assistance and cooperation which the
                                         Company reasonably requests and agrees
                                         that in the event of a Claim the
                                         Insured will do nothing that may
                                         prejudice the Company's position or its
                                         potential or actual rights of recovery.
                                 E.      Defense Costs shall be a part of, and
                                         not addition to, the Aggregate Limit of
                                         Liability set forth in ITEM 6. of the
                                         Declarations, and the payment by the
                                         Company of Defense Costs shall reduce
                                         such Aggregate Limit of Liability.
                                 F.      All premiums,  limits,  retentions,
                                         and other amounts under this Policy are
                                         expressed and payable in the currency
                                         of the United States of America.  If a
                                         judgment is rendered,  a settlement  is
                                         denominated  or another  element of
                                         Loss is stated in a currency  other
                                         than United  States of America
                                         dollars, payment  under this  Policy
                                         shall be made in United  States
                                         dollars at the rate of exchange
                                         published in The Wall Street Journal
                                         on the date the final judgment  is
                                         reached,  the amount of the  settlement
                                         is agreed upon or the other element of
                                         Loss is due, respectively.
Allocation                VIII   If both  Loss  covered  by this  Policy  and
                                 loss not  covered  by this  Policy  are
                                 incurred,  either  because a Claim  against the
                                 Insured  includes  both  covered and
                                 uncovered  matters or because a Claim is made
                                 against  both an Insured  and others,
                                 the Insured and the  Company  shall use their
                                 best  efforts to agree upon a fair and
                                 proper allocation of such amount between
                                 covered Loss and uncovered loss.
                                 If the  Insured and the  Company  agree upon an
                                 allocation  of Defense  Costs,  the Company
                                 shall advance on a current basis Defense Costs
                                 allocated to covered Loss.
                                 If the Insured and the Company cannot agree on
                                 an allocation:
                                 A.      no  presumption  as to what  allocation
                                         should be made  shall  exist in any
                                         arbitration, suit or other proceeding;
                                 B.      the Company shall advance on a current
                                         basis Defense Costs which the Company
                                         believes to be covered under this
                                         Policy, until a different allocation is
                                         negotiated, arbitrated or judicially
                                         determined; and
                                 C.      the Company, if requested by the
                                         Insured, shall submit the dispute to
                                         binding arbitration. The rules of the
                                         American Arbitration Association shall
                                         apply except with respect to the
                                         selection of the arbitration panel,
                                         which shall consist of one arbitrator
                                         selected by the Insured, one arbitrator
                                         selected by the Company, and a third
                                         independent arbitrator selected by the
                                         first two arbitrators.
                                         Any negotiated, arbitrated or
                                         judicially determined allocation of
                                         Defense Costs on account of a Claim
                                         shall be applied retroactively to all
                                         Defense Costs on account of such Claim,
                                         notwithstanding any prior advancement
                                         to the contrary. Any allocation or
                                         advancement of Defense Costs on account
                                         of a Claim shall not apply to or create
                                         any presumption with respect to the
                                         allocation of other Loss on account of
                                         such Claim.
 General Terms and Conditions
Action Against the         IX    A.      No action  shall lie against the
Company                                  Company  unless,  as a condition
                                         precedent thereto,  there shall have
                                         been full  compliance  with all the
                                         terms of this
                                         Policy. No person or organization shall
                                         have any right under this Policy to
                                         join the Company as a party to any
                                         action against the Insured to determine
                                         the Insureds liability nor shall the
                                         Company be impleaded by the Insured or
                                         their legal representatives. Bankruptcy
                                         or insolvency of an Insured or of the
                                         estate of an Insured shall not relieve
                                         the Company of its obligation nor
                                         deprive the Company of its rights under
                                         this Policy.
   Alteration                            and Assignment B. No change in,
                                         modification of, or assignment of
                                         interest under this Policy shall be
                                         effective except when made by a written
                                         Policy endorsement which is signed by
                                         an authorized representative of Chubb &
                                         Son.
       Authorized                        Clause C. By acceptance of this Policy,
                                         the Insured and the Authorized
                                         Representative agree that the
                                         Authorized Representative shall act on
                                         behalf of all Insureds with respect to
                                         the giving and receiving notice of
                                         Claim or termination, cancellation,
                                         nonrenewal, payment of premium,
                                         receiving any return premiums,
                                         negotiation, agreement to and
                                         acceptance of endorsements, and the
                                         giving or receiving of any notice
                                         provided for in this Policy.
      Changes in Exposure        D.      If any Insured is subject to or
                                         participates in:
                                        1.   an acquisition, merger,
                                             liquidation, or consolidation or an
                                             Insured Investment Company;
                                        2.   a change of an Insured Investment
                                             Company's Investment Adviser,
                                             sub-adviser, Transfer Agent,
                                             Custodian, Administrator, or
                                             Distributor; or
                                        3.   a material change in an Insured
                                             Investment Company's investment
                                             advisory agreement, prospectus, or
                                             distribution agreement (including,
                                             but not limited to, any
                                             distribution or shareholder
                                             servicing plan adopted pursuant to
                                             Rule 12b-1 under the Investment
                                             Company Act of 1940, as amended),
                                         coverage shall continue under this
                                         Policy only if the Insured provides
                                         notice in writing to the Company as
                                         soon as practicable and only if the
                                         Company agrees to continue such
                                         coverage. The Company may require an
                                         additional reasonable premium and/or
                                         revised coverage terms.
Estates and Legal                E.      Subject to all the Declarations,
Representatives                          General Terms and Conditions,
                                         Limitations, Representatives Provisions
                                         and other terms of this Policy, and any
                                         amendments thereto, coverage shall
                                         extend to Claims for Wrongful Acts of
                                         any Insured made against the estates,
                                         heirs, legal representatives or assigns
                                         of any Insured who is deceased, and
                                         against legal representatives or
                                         assigns of any Insured who is
                                         incompetent, insolvent or bankrupt.
Other Insurance                  F.      If any Loss  arising  from any Claim
                                         made  against  any  Insured is Insured
                                         under any other  valid  Policy,  prior
                                         or current,  then this  Policy  shall
                                         cover such Loss, subject to its
                                         Declarations,  General Terms and
                                         Conditions, Limitations,  Provisions
                                         and other terms of this Policy,
                                         and any amendments
                                         thereto,  only to the  extent  that the
                                         amount of such Loss is in excess of
                                         the  amount  of  payment  from  such
                                         other  insurance  whether  such  other
                                         insurance  is stated to be  primary,
                                         contributory,  excess,  contingent  or
                                         otherwise,  unless such other
                                         insurance is written only as specific
                                         excess insurance over the Aggregate
                                         Limit of Liability provided in this
                                         Policy.
Representations                  G.      In  granting  coverage  under this
                                         Policy to any  Insured, the Company has
                                         relied upon the declarations  and
                                         statements in the written  application
                                         for coverage  and  supplementary
                                         information  provided  therewith.   All
                                         such declarations  and  statements  are
                                         the  basis  of  coverage  and  shall
                                         be considered incorporated in and a
                                         part of the Policy.
Subrogation                      H.      In the  event  of any  payment  under
                                         this  Policy,  the  Company  shall be
                                         subrogated  to the  extent of such
                                         payment to all the  Insured's  rights
                                         of recovery, and the Insured  shall
                                         execute all papers  required and shall
                                         do everything  necessary to secure and
                                         preserve  such  rights,  including  the
                                         execution of such documents  necessary
                                         to enable the Company  effectively to
                                         bring suit in the name of the Insured.
Termination of Policy            I.      This  Policy  shall  terminate  in  its
                                         entirety  at  the  earliest  of the
                                         following times:
                                        1.   sixty (60) days after the
                                             Authorized Representative receives
                                             a written notice of termination
                                             from the Company;
                                        2.   upon the receipt by the Company of
                                             a written notice of termination
                                             from the Authorized Representative;
                                        3.   upon expiration of the Policy
                                             Period as set forth in ITEM 5. of
                                             the Declarations;
                                        4.   at such other time as may be agreed
                                             upon in writing by the Company and
                                             the Authorized Representative; and
                                        5.   ten (10) days after the Authorized
                                             Representative receives a written
                                             notice of termination resulting
                                             from non-payment of premium.
                                         The Company shall refund the unearned
                                         premium computed at customary short
                                         rates if the Policy is terminated in
                                         its entirety by the Authorized
                                         Representative. Under any other
                                         circumstances, the refund shall be
                                         computed pro rata.
Territory                        J.      Coverage shall extend to Claims
                                         anywhere in the world.

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: April 25, 2006

                                                       Federal Insurance Company

                                                         Endorsement/Rider No. 1

To be attached to and
                                             form a part of Policy No. 7022-8394

Issued to: BBH FUNDS

                     AMENDED BREACH OF CONTRACT EXCLUSION -
                         FINAL ADJUDICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that subsection A.7. of
Section IV., Exclusions, is deleted in its entirety and replaced with the following:

7. based upon, arising from or in consequence of an intentional breach of contract, if a judgment or other final adjudication adverse to such Insured establishes any intentional breach of contract.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.



                                                  /s/Authorized Representative

                                                     Authorized Representative

                                                             ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: April 25, 2006

                                                      Federal Insurance Company

                                                      Endorsement/Rider No. 2

                                                     To
                                                     be
                                                     attached
                                                     to
                                                     and
                                                     form
                                                     a
                                                     part
                                                     of
                                                     Policy
                                                     No.
                                                     7022-8394

Issued to: BBH FUNDS



                 COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.















Date: May 15, 2006

                                               By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                                   Authorized Representative

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: April 25, 2006

                                                       Federal Insurance Company
                                                       Endorsement/Rider No. 3


                                                  To
                                                  be
                                                  attached
                                                  to
                                                  and
                                                  form
                                                  a
                                                  part
                                                  of
                                                  Policy
                                                  No.
                                                  7022-8394

Issued to: BBH FUNDS



                      DEDUCTIBLE CLARIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that paragraph D. of
Section VI., Limit of Liability and Deductible Amounts, is deleted in its entirety and replaced with the following:

D. The Deductible Amounts applicable to Loss under this Policy shall be:

         1. The amount set forth in ITEM 7. of the Declarations, respectively;
or

         2. The amount set forth in ITEM 7.A (3) of the Declarations, if the Insured Investment Company fails or refuses to indemnify the Insured Person for Loss covered by Insuring Agreement II.A. other than for reasons of Financial Impairment of the Insured Investment Company or legal prohibition of indemnification by the Insured Investment Company.

         One Deductible Amount shall apply to each and every Claim. If Loss resulting from a Claim is covered under more than one Insuring Agreement, the Deductible Amount set forth in ITEM 7. of the Declarations shall be applied separately to that part of Loss covered by each Insuring Agreement and the sum of the Deductible Amounts so applied will constitute the Deductible Amount applicable to Loss resulting from the Claim; provided, however, in no event shall the Deductible Amount as finally determined exceed the largest Deductible Amount set forth in ITEM 7. of the Declarations.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.







                                                   /s/ Authorized Representative

                                                     Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                       Federal Insurance Company

                                                               Endorsement No. 4


                                                       To
                                                       be
                                                       attached
                                                       to
                                                       and
                                                       form
                                                       a
                                                       part
                                                       of
                                                       Policy
                                                       Number.
                                                       7022-8394

Issued to: BBH FUNDS

                    ADDITION OF INSURED INVESTMENT COMPANY -
                     PRIOR OR PENDING LITIGATION ENDORSEMENT

It is understood and agreed that, effective the Creation or Acquisition Date shown below, the term Insured shall specifically include:

Insured Investment Company                          Creation or Acquisition Date
--------------------------                          ----------------------------
BBH FUND, INC.
-        BBH Inflation Indexed Securities - Class N           July 4, 1992
-        BBH Inflation Indexed Securities - Class I           April 16, 2001
-        BBH Inflation Indexed Securities - Class A           December 31, 2002
-        BBH International Equity Fund - Class N              June 6, 1997
-        BBH International Equity Fund - Class I              October 29, 2002
-        BBH Tax Efficient Equity Fund - Class N              November 2, 1998
-        BBH Broad Market Fixed Income Fund - Class N         December 22, 2000
-        BBH Broad Market Fixed Income Fund - Class I         December 3, 2002
BBH TRUST
-        BBH Money Market Fund                                December 12, 1983
-        BBH U.S. Treasury Money Fund                         March 6, 1991
-        BBH Tax Free Short/Intermediate Fixed Income Fund    July 4, 1992
-        BBH Tax Exempt Money Fund                            February 22, 1999
PORTFOLIOS
-        BBH U.S. Money Market Portfolio                      December 28, 1994
OTHER
-        BBH Prime Institutional Fund                         August 15, 2000


It is further understood and agreed that with respect to the coverage provided by this endorsement, the Company shall not be liable to make any payment for Loss in connection with any Claim made against any Insured that is based upon, arising out of, relating to, in consequence of, or in any way involving:

1. any litigation, arbitration, claims, demands, causes of action, equitable, legal or quasi-legal proceedings, decrees or judgments (collectively referred to as litigation) against the Insureds occurring prior to or pending as of the Insured Investment Company's creation or acquisition date of which the Insureds have received notice or otherwise had knowledge as of such date; or

2. any subsequent litigation arising from, or based on substantially the same matters as alleged in the prior or pending litigation included in 1. above; or

3. any Wrongful Act of any Insured which gave rise to the prior and pending litigation included in 1. above.

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.



Date: May 15, 2006
                                             By: /s/ Authorized Representative
-------------------------------------------------------------------------------
                                                     Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                       Federal Insurance Company

                                                               Endorsement No. 5


                                                               To
                                                               be
                                                               attached
                                                               to
                                                               and
                                                               form
                                                               a
                                                               part
                                                               of
                                                               Policy
                                                               Number:
                                                               7022-8394

Issued to: BBH FUNDS

               AMENDED DEFINITION OF INSURED CAPACITY ENDORSEMENT

It is understood and agreed that subsection N. of Section I., Definitions, is deleted in its entirety and replaced with the following:

N. Insured Capacity means the respective capacity of Insured Service Providers set forth in ITEM 4. of the Declarations while providing services offered solely to the Insured Investment Company(ies), listed in ITEM 3. as set forth on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.







Date: May 15, 2006
                                               By: /s/ Authorized Representative
                                                       Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                       Federal Insurance Company

                                                              Endorsement No. 6


                                                                    To
                                                                    be
                                                                    attached
                                                                    to
                                                                    and
                                                                    form
                                                                    a
                                                                    part
                                                                    of
                                                                    Policy
                                                                    Number:
                                                                    7022-8394

Issued to: BBH FUNDS



         MODIFIED INSURED VS INSURED - INDEPENDENT DIRECTOR ENDORSEMENT

It is understood and agreed that:

1. Section I., Definitions, is amended by adding the following:

         AA. Independent Director means any director of an Insured Investment Company who is not an "Interested Person" as defined in Section 2(a)(19) of the Investment Company Act of 1940.

2. Subsection A.3. of Section IV., Exclusions, is amended by adding the following:

         d. a Claim brought or maintained by any Insured Person, Insured Investment Company, or Insured Service Provider against:

                  i.       any Independent Director, or

                  ii. any Insured Investment Company and Independent Director, so long as the Independent Director remains a codefendant in the Claim;

                  provided, that the coverage available by reason of this subparagraph d. shall apply only to Loss if, in the opinion of independent counsel jointly selected by the Independent Director and the Company:

                  (i) in the case of a settlement, the settlement is fair and reasonable in light of the Claim asserted, or

                  (ii) in the case of a judgment, the Claim was reasonably defended;

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.





Date: May 15, 2006
                                              By: /s/ Authorized Representative

                                                   Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                       Federal Insurance Company

                                                               Endorsement No. 7


                                                       To
                                                       be
                                                       attached
                                                       to
                                                       and
                                                       form
                                                       a
                                                       part
                                                       of
                                                       Policy
                                                       Number:
                                                       7022-8394

Issued to: BBH FUNDS



              AMENDING REPORTING AND NOTICE SETTLEMENT ENDORSEMENT

It is understood and agreed that subsection B. of Section V., Reporting and Notice, is deleted in its entirety and replaced with the following:

B. The Insured shall give the Company written notice of any Claim as soon as practicable upon knowledge by the Risk Manager or General Counsel, in accordance with Insuring Agreements II.A., II.B., and II.C. Such notice shall be sent to the address set forth in ITEM 13. of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.



Date: May 15, 2006
                                               By: /s/ Authorized Represenative
-------------------------------------------------------------------------------
                                                   Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                       Federal Insurance Company

                                                              Endorsement No. 8


                                                              To
                                                              be
                                                              attached
                                                              to
                                                              and
                                                              form
                                                              a
                                                              part
                                                              of
                                                              Policy
                                                              Number:
                                                              7022-8394

Issued to: BBH FUNDS



 AMENDING TERMINATION - NONCANCELLABLE BY COMPANY EXCEPT NONPAYMENT ENDORSEMENT

It is understood and agreed that subsection I., Termination of Policy, of
Section IX., General Terms and Conditions, is deleted in its entirety and replaced with the following:

I.       Termination of Policy

         This Policy shall terminate in its entirety at the earliest of the following times:

         1. upon the receipt by the Company of a written notice of termination from the Authorized Representative;

         2. upon expiration of the Policy Period as set forth in ITEM 5. of the Declarations;

         3. at such other time as may be agreed upon in writing by the Company and the Authorized Representative;

         4. ten (10) days after the Authorized Representative receives a written notice of termination resulting from non-payment of premium; or

         5. sixty (60) days after the Authorized Representative receives a written notice of nonrenewal from the Company. Such notice shall be in conformance applicable state laws and regulations.

         The Company shall refund the unearned premium computed at customary short rates if the Policy is terminated in its entirety by the Authorized Representative. Under any other circumstances, the refund shall be computed pro-rata.

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.





Date: May 15, 2006
                                               By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                                   Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                      Federal Insurance Company

                                                            Endorsement No. 9


                                                                 To
                                                                 be
                                                                 attached
                                                                 to
                                                                 and
                                                                 form
                                                                 a
                                                                 part
                                                                 of
                                                                 Policy
                                                                 Number:
                                                                 7022-8394

Issued to: BBH FUNDS

                        AMENDED EXCLUSION B. ENDORSEMENT

It is understood and agreed that subsection B. of Section IV., Exclusions, is deleted in its entirety and replaced with the following:

B. The Company shall not be liable for Loss on account of any Claim:

         1. for libel, slander or defamation;

         2. for dishonest, fraudulent or criminal act, if a judgment or other final adjudication adverse to the Insured Person establishes such dishonest, fraudulent or criminal act; or

         3. for personal profit, advantage or remuneration gained by any Insured, to which they were not legally entitled, if a judgement or other final adjudication adverse to the Insured establishes such personal profit, advantage or remuneration.

No fact pertaining to or knowledge possessed by any Insured Person shall be imputed to any other Insured Person to determine coverage with respect to Exclusions in this Section IV.B.

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.





Date: May 15, 2006
                                               By: /s/ Authorized Representaive
----------------------------------------------------------------------------
                                                    Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                      Federal Insurance Company

                                                           Endorsement No. 10


                                                             To
                                                             be
                                                             attached
                                                             to
                                                             and
                                                             form
                                                             a
                                                             part
                                                             of
                                                             Policy
                                                             Number:
                                                             7022-8394

Issued to: BBH FUNDS

                             REVISED FEES EXCLUSION

1. It is agreed that Exclusion IV.A.8. is deleted in its entirety and replaced with the following:

         The Company shall not be liable for Loss on account of any Claim other than Loss incurred by an Independent Director:

         based upon, arising from or in consequence of disputes involving fees or charges relating to investment advisory, administration or distribution agreements (including, but not limited to, any distribution or shareholder servicing plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended);

2. Section I., Definitions is amended by adding the following:

         Independent Director means any director of an Insured Investment Company that is not an "Interested Person" as defined in Section 2 (a)
         (19) of the Investment Company Act of 1940.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.



Date: May 15, 2006
                                            By: /s/ Authorized Representative
-----------------------------------------------------------------------------
                                                  Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                       Federal Insurance Company

                                                           Endorsement No. 11


                                                                 To
                                                                 be
                                                                 attached
                                                                 to
                                                                 and
                                                                 form
                                                                 a
                                                                 part
                                                                 of
                                                                 Policy
                                                                 Number:
                                                                 7022-8394

Issued to: BBH FUNDS

              SOFT DOLLARS, DIRECTED BROKERAGE, AND REVENUE SHARING
                        DISCLOSURE EXCLUSION ENDORSEMENT

It is agreed that Section IV. A. Exclusions, is amended to include the following:

12. based upon, arising from, in consequence of, or related to an Insured's disclosure or failure to disclose:

         a. an Insured's use of trade commissions to directly or indirectly pay for research, brokerage, products, services, or expenses; or

         b. direct or indirect payments made (including but not limited to client trade commissions), or services provided by an Insured in exchange for the distribution of fund shares.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.





Date: May 15, 2006
                                 By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                        Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                    Federal Insurance Company

                                                           Endorsement No. 12


                                                            To
                                                            be
                                                            attached
                                                            to
                                                            and
                                                            form
                                                            a
                                                            part
                                                            of
                                                            Policy
                                                            Number:
                                                            7022-8394

Issued to: BBH FUNDS

                 AMEND SECTION IX.G REPRESENTATIONS ENDORSEMENT

It is agreed that, solely with respect to the coverage provided under Insuring Agreement A.1 of this policy, Section IX. G Representations is amended by adding the following:

In the event that any statement, representation or information in the application or in the accompanying information is not true and accurate, this policy shall be void only with respect to any Insured Person who knew, as of the effective date of the application, the facts that were not truthfully and accurately disclosed (whether or not such Insured Person knew of such untruthful or inaccurate disclosure in the application). For purposes of the preceding sentence, no knowledge possessed by an Insured Person shall be imputed to any other Insured Person.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.





Date: May 15, 2006
                                    By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                            Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                               Federal Insurance Company

                                                      Endorsement No. 13
                                       To be attached to and form a part
                                             of Policy Number: 7022-8394

Issued to: BBH FUNDS

AUTOMATIC COVERAGE FOR NEW FUNDS ENDORSEMENT WITH ASSET THRESHOLD

It is agreed that:

1. ITEM 3. of the Declarations shall include any newly created registered investment company sponsored by an Insured or any newly created portfolio of an Insured Investment Company as of the Effective Date provided the newly created registered investment company or portfolio does not have assets greater than $250,000,000.00.

2. ITEM 3 of the Declarations shall include any newly created registered investment company sponsored by an Insured or any newly created portfolio of an Insured Investment Company whose assets exceed $250,000,000.00, for 90 days after the Effective Date or until the Policy Period expiration date, as set forth in ITEM 5 of the Declarations, whichever is earlier.

         Coverage for such newly created registered investment company or portfolio, as described in 2. above, shall lapse after the ninety (90) days period unless:

         a. the Company receives written notice of such creation along with any information the Company may require; and

         b. the Authorized Representative accepts any Policy modifications required by the Company; and

         c.       the Insured pays the additional premium, if any.

3. For the purposes of this endorsement, the following definition is added:

         Effective Date means the date that the newly created registered investment company or newly created portfolio of an Insured Investment Company is declared effective by the Securities Exchange Commission.

4. Solely as respects the coverage provided by this Endorsement, the Company shall not be liable for Loss on account of any Claim based upon, arising from, or in consequence of any fact, circumstance or situation which, prior to the Effective Date, an Insured knew or should have known could give rise to a Claim under this Policy.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

Date: May 15, 2006
                                         By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                                Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                  Federal Insurance Company

                                                         Endorsement No. 14


                                                    To
                                                    be
                                                    attached
                                                    to
                                                    and
                                                    form
                                                    a
                                                    part
                                                    of
                                                    Policy
                                                    No.
                                                    7022-8394

Issued to: BBH FUNDS

                    AMENDED RUN-OFF COVERAGE FOR CLOSED FUNDS

It is agreed that coverage is extended to include:

A) Any Claim made against The 59 Wall Street Emerging Markets Portfolio and The 59 Wall Street Emerging Markets Equity Fund but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving:
         (1) any Wrongful Act occurring prior to October 31, 1998; or
         (2) any Wrongful Act occurring subsequent to October 31, 1998 that is causally connected to a Wrongful Act occurring prior to October 31, 1998 which shall constitute Interrelated Wrongful Acts.

B) Any Claim made against The 59 Wall Street Mid Cap Portfolio and The 59 Wail Street Mid Cap Equity Fund but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving:
         (1)    any Wrongful Act occurring prior to February 11, 1999; or
         (2) any Wrongful Act occurring subsequent to February 11, 1999 that is causally connected to a Wrongful Act occurring prior to February 11, 1999 which shall constitute Interrelated Wrongful Acts.

C) Any Claim made against The 59 Wall Street Small Company Fund and U.S. Small Company Portfolio but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving:
         (1)    any Wrongful Act occurring prior to November 1, 1999; or
         (2) any Wrongful Act occurring subsequent to November 1, 1999 that is causally connected to a Wrongful Act occurring prior to November 1, 1999 which shall constitute Interrelated Wrongful Acts.

D) Any Claim made against the Islamic Global Equity Fund but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving: (1) any Wrongful Act occurring prior to February 22, 2001; or (2) any Wrongful Act occurring subsequent to February 22, 2001 that is causally connected to a
                Wrongful Act occurring prior to February 22, 2001 which shall constitute Interrelated Wrongful Acts.

E) Any Claim made against BBH U.S. Equity Fund but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving: (1) any Wrongful Act occurring prior to June 30, 2002; or (2) any Wrongful Act occurring subsequent to June 30, 2002 that is causally connected to a Wrongful
                Act occurring prior to June 30, 2002 which shall constitute Interrelated Wrongful Acts.

F) Any Claim made against Dow Jones Islamic Market Index Portfolio but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving: (1) any Wrongful Act occurring prior to June 30, 2002; or (2) any Wrongful Act occurring subsequent to June 30, 2002 that is causally connected to a Wrongful
                Act occurring prior to June 30, 2002 which shall constitute Interrelated Wrongful Acts.

G) Any Claim made against BBH European Equity Portfolio but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving: (1) any Wrongful Act occurring prior to October 14, 2002; or (2) any Wrongful Act occurring subsequent to October 14, 2002 that is causally connected to a
                Wrongful Act occurring prior to October 14, 2002 which shall constitute Interrelated Wrongful Acts.

H) Any Claim made against BBH High Yield Income Portfolio but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving: (1) any Wrongful Act occurring prior to November 12, 2002; or (2) any Wrongful Act occurring subsequent to November 12, 2002 that is causally connected to a
                Wrongful Act occurring prior to November 12, 2002 which shall constitute Interrelated Wrongful Acts.

I) Any Claim made against BBH Broad Market Portfolio but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving: (1) any Wrongful Act occurring prior to December 3, 2002; or (2) any Wrongful Act occurring subsequent to December 3, 2002 that is causally connected to a
                Wrongful Act occurring prior to December 3, 2002 which shall constitute Interrelated Wrongful Acts.

J) Any Claim made against BBH High Yield Fixed Income Fund - Class I and BBH High Yield Fixed Income Fund - Class N but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving:
         (1) any Wrongful Act occurring prior to May 8, 2003; or
         (2) any Wrongful Act occurring subsequent to May 8, 2003 that is causally connected to a Wrongful Act occurring prior to May 8, 2003 which shall constitute Interrelated Wrongful Acts.

K) Any Claim made against BBH U.S. Equity Portfolio and BBH International Equity Portfolio but only for Loss in connection with any Claim based upon, arising out of, relating to, in consequence of, or in any way involving:
         (1)    any Wrongful Act occurring prior to June 6, 2003; or
         (2) any Wrongful Act occurring subsequent to June 6, 2003 that is causally connected to a Wrongful Act occurring prior to June 6, 2003 which shall constitute Interrelated Wrongful Acts.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

Date: May 15, 2006
                                   By: /s/ Authorized representative
--------------------------------------------------------------------------------
                                          Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                       Federal Insurance Company

                                                              Endorsement No. 15


                                                        To
                                                        be
                                                        attached
                                                        to
                                                        and
                                                        form
                                                        a
                                                        part
                                                        of
                                                        Policy
                                                        Number:
                                                        7022-8394

Issued to: BBH FUNDS

                            AMEND PARENT ORGANIZATION

It is agreed that ITEM 1., as set forth on the Declarations Page, is deleted in its entirety and replaced with the following:

ITEM 1.  Parent Organization (Name and Address):

BBH Fund, Inc./BBH Trust/BBH US Money Market Portfolio/BBH Common Settlement Fund Inc. II/BBH Prime Institutional Money Market Fund, Inc.

                  40 Water Street, Boston, MA 02109

ALL OTHER TERMS AND CONDITIONS CF THIS POLICY REMAIN UNCHANGED.





Date: May 15, 2006
                                  By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                         Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                    Federal Insurance Company

                                                           Endorsement No. 16


                                                  To
                                                  be
                                                  attached
                                                  to
                                                  and
                                                  form
                                                  a
                                                  part
                                                  of
                                                  Policy
                                                  Number:
                                                  7022-8394

Issued to: BBH FUNDS

LATE TRADING, MARKET TIMING AND SELECTIVE DISCLOSURE EXCLUSION ENDORSEMENT

It is agreed that Exclusions, Section IV. A. is amended by adding the following:

         13. based upon, arising from, or in consequence of:

         a. any actual or alleged Late Trading of shares of any investment company;

         b. any actual or alleged market timing of shares of any investment company; or

         c. any actual or alleged selective disclosure of portfolio holdings of any investment company including, but not limited to, any Claim based upon, arising from or in consequence of any actual or alleged misstatement, misleading statement, or omission regarding disclosures in any registration statement.

         For the purposes of this Exclusion, Late Trading means (a) any placement, modification or cancellation of orders to purchase or sell mutual fund shares or variable annuities after the close of a trading day or after the time as of which the mutual fund calculates the net asset value for such day, where such orders are transacted at that mutual fund's net asset value determined as of the close of trading that same day provided this does not apply to (i) those orders that were received by an authorized financial intermediary before the close of the trading day and there is evidence of the time receipt, (ii) to orders that were modified after the close of the trading day by an Insured due to error to the extent permitted by applicable law and regulations, or (iii) to recalculation of the NAV by the Insured Investment Company applicable to all shareholders of such Insured Investment Company as a result of error to the extent permitted by applicable law and regulations, (b) any transaction defined, characterized or classified as such by any state or federal statute or regulation.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.



Date: May 15, 2006
                                       By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                              Authorized Representative

Effective date of
this endorsement: April 25, 2006
                                                     Federal Insurance Company

                                                            Endorsement No. 17


                                                   To
                                                   be
                                                   attached
                                                   to
                                                   and
                                                   form
                                                   a
                                                   part
                                                   of
                                                   Policy
                                                   Number:
                                                   7022-8394

Issued to: BBH FUNDS

                      AMEND DEFINITION OF CLAIM ENDORSEMENT

It is agreed that the definition of Claim in Section I. Definitions G of this Policy is deleted and replaced with the following:

G. Claim means:

         1. a civil proceeding commenced by the service of a complaint or similar pleading;

         2. a criminal proceeding commenced by the return of an indictment;

         3. a formal administrative proceeding commenced by the filing of a notice of charges, or formal investigative order or similar document; or

         4.       a Demand,

         against an Insured for a Wrongful Act, inducting any appeal therefrom.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.







Date: May 15, 2006
                                  By: /s/ Authorized representative
--------------------------------------------------------------------------------
                                         Authorized Representative

Effective date of
this endorsement: September 1, 2006
                                                  Federal Insurance Company

                                                         Endorsement No. 18


                                                To
                                                be
                                                attached
                                                to
                                                and
                                                form
                                                a
                                                part
                                                of
                                                Policy
                                                Number:
                                                7022-8394

Issued to: BBH FUNDS

                    ADDITION OF INSURED INVESTMENT COMPANY -
                     PRIOR OR PENDING LITIGATION ENDORSEMENT

It is understood and agreed that, effective the Creation or Acquisition Date shown below, the term Insured shall specifically include:

Insured Investment Company                        Creation or Acquisition Date
--------------------------                        ----------------------------
BBH FUND, INC.
- BBH Real Return Fund - Class N                         July 4, 1992
- BBH Real Return Fund - Class I                         April 16, 2001
- BBH Real Return Fund - Class A                         December 31, 2002
- BBH International Equity Fund - Class N                June 6, 1997
- BBH International Equity Fund - Class I                October 29, 2002
- BBH Core Select - Class N                              November 2, 1998
- BBH Broad Market Fund - Class N                        December 22, 2000
- BBH Broad Market Fund - Class I                        December 3, 2002
BBH TRUST
- BBH Money Market Fund                                  December 12, 1983
- BBH U.S. Treasury Money Fund                           March 6, 1991
- BBH Tax Free Short/Intermediate Fixed Income Fund      July 4, 1992
- BBH Tax Exempt Money Fund                              February 22, 1999
PORTFOLIOS
- BBH U.S. Money Market Portfolio                        December 28, 1994
OTHER
- BBH Prime Institutional Fund                           August 15, 2000


It is further understood and agreed that with respect to the coverage provided by this endorsement, the Company shall not be liable to make any payment for Loss in connection with any Claim made against any Insured that is based upon, arising out of, relating to, in consequence of, or in any way involving:

1. any litigation, arbitration, claims, demands, causes of action, equitable, legal or quasi-legal proceedings, decrees or judgments (collectively referred to as litigation) against the Insureds occurring prior to or pending as of the Insured Investment Company's creation or acquisition date of which the Insureds have received notice or otherwise had knowledge as of such date; or

2. any subsequent litigation arising from, or based on substantially the same matters as alleged in the prior or pending litigation included in
         1. above; or

3. any Wrongful Act of any Insured which gave rise to the prior and pending litigation included in 1. above.

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.







Date: August 21, 2006
                                    By: /s/ Authorized Representative
------------------------------------------------------------------------------
                                           Authorized Representative

Effective date of
this endorsement: September 1, 2006
                                                      Federal Insurance Company

                                                             Endorsement No. 19
                                              To be attached to and form a part
                                                    of Policy Number: 7022-8394

Issued to: BBH FUNDS

          AMENDED DECLARATIONS - INSURED INVESTMENT COMPANY ENDORSEMENT

It is understood and agreed that ITEM 3., as set forth on the Declarations Page, is deleted in its entirety and replaced with the following:

ITEM 3.  Insured Investment Company:

                  BBH FUND, INC.

                  - BBH Real Return Fund - Class N

                  - BBH Real Return Fund - Class I

                  - BBH Real Return Fund - Class A

                  - BBH International Equity Fund - Class N

                  - BBH International Equity Fund - Class I

                  - BBH Core Select - Class N

                  - BBH Broad Market Fund - Class N

                  - BBH Broad Market Fund - Class I

                  BBH TRUST

                  - BBH Money Market Fund

                  - BBH U.S. Treasury Money Fund

                  - BBH Tax Free Short/Intermediate Fixed Income Fund

                  - BBH Tax Exempt Money Fund

                  PORTFOLIOS

                  - BBH U.S. Money Market Portfolio

                  OTHER

                  - BBH Prime Institutional Fund

Nothing herein contained shall be held to vary, alter, waive, or extend the provisions of the above mentioned Policy other than as above stated.

Date: August 21, 2006
                                 By: /s/ Authorized Representative
--------------------------------------------------------------------------------
                                        Authorized Representative

Effective date of
this endorsement: September 1, 2006
                                           Federal Insurance Company

                                                  Endorsement No. 18


                                         To
                                         be
                                         attached
                                         to
                                         and
                                         form
                                         a
                                         part
                                         of
                                         Policy
                                         Number:
                                         7022-8394

Issued to: BBH FUNDS

                              DELETE AN ENDORSEMENT

It is agreed that Endorsement Number(s) 4 is deleted in its entirety.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.







Date: December 20, 2006
                                       By: /s/ Authorized representative
-----------------------------------------------------------------------------
                                              Authorized Representative

                 Chubb & Son, div. of Federal Insurance Company
                        as manager of the member Insurers
                    of the Chubb Group of Insurance Companies


                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the Policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

                         Notice of Loss Control Services

As a Chubb policyholder, you have loss prevention information and/or services available to you, as described in this Notice.

Errors and Omissions Liability Loss Prevention Services

o        What is E&O Liability Insurance Booklet
         What is E&O Liability Insurance discusses general principles governing E&O liability and potential exposures facing professionals in their performance as professionals. To order What is E&O Liability Insurance, simply call 1.866.282.9001, order 14-01-0157, and provide your mailing address.

Investment Company and Investment Adviser Liability Loss Prevention Services

o Investment Company and Investment Adviser Liability Loss Prevention Prepared by Thomas R. Smith, Fr. Of Sidley Austin Brown & Wood, Investment Company and Investment Adviser Liability Loss Prevention discusses ways in which fund directors and officers and fund investment advisers and distributors can act to limit or contain their potential liabilities. To Investment Company and Investment Adviser Liability Loss Prevention, simply call 1.866.282.9001, order 17-01-0097, and provide your mailing address.

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

                                                                 PREMIUM BILL

Insured:          BBH FUNDS                               Date: 05/15/2006

Producer:         AON RISK SERVICES, INC OF NEW YORK
                  55 EAST 52ND STREET
                  NEW YORK, NY 100550000


Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED
BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO 7022-8394

     EFFECTIVE DATE        CERTIFICATE NUMBER

     April 25, 2006       7022-8394              FIICAPPL         $85,300.00

           to

     April 25, 2007


                                                           TOTAL  $85,300.00






   Resolutions of the Board of Trustees/Directors of the BBH Funds as adopted unanimously at their
                                 Regular Meeting
                                December 11, 2006
             And respectfully submitted by Gail C. Jones, Secretary


                  RESOLVED, that the Board of Directors/Trustees, after full consideration of all relevant factors (including (i) the value of the aggregate assets of BBH Fund, Inc., BBH Trust, BBH Prime Institutional Money Market Fund, Inc. and each Portfolio (each, an "Insured Party", and collectively, the "Insured Parties") to which any covered person may have access, either directly or through authority to draw upon such assets or to direct generally the disposition of such securities, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Insured Party's portfolio), hereby determines that the form of the fidelity bond discussed at this meeting, including the amount thereof (currently $6,375,000), are determined to be reasonable and are hereby ratified and approved.

                  FURTHER RESOLVED, that the Board, in considering whether to approve the portion to be paid by each Fund and Portfolio of the total premium for the fidelity bond described in the preceding resolution (currently about $18,350 for the one year policy term), after full consideration of all relevant factors (including (i) the number of other parties insured under the policy described in the preceding resolution, (ii) the nature of the business activities of such other parties, (iii) the ratable allocation of the premium among such other parties, and (iv) the extent to which the share of the premium allocated to each Fund and Portfolio is less than the premium it would have had to pay for a single insured bond), hereby determines that the payment of such portion of the total premium by and on behalf of each Fund and Portfolio in the manner discussed at this meeting is hereby ratified and approved.

                  FURTHER RESOLVED, that the officers be, and they hereby are, and each hereby is, authorized and directed to execute such documents and to take such other actions as they may consider necessary to give effect to the foregoing resolutions (including, but not limited to, the making of such filings and giving of such notices as may be required by Rule 17g-1 under the Investment Company Act of 1940), the execution of any such document or the taking of any such action to be conclusive evidence of such officers' authorization hereby.




                                                                      Recommended                     Estimated Premium
                                                 Total Net Assets      coverage     Premium        combined    stand alone     Est.
              Name of Insured                       09/30/2006         @ 9/30/06    Allocation      policy       policy*     Savings

BBH FUND INC
BBH Real Return, Class N, I & A                      487,200,813        900,000      14.1%          2,591        10,000        7,409

BBH International Equity Fund, Class N & I           158,752,660        900,000      14.1%          2,591        10,000        7,409

BBH Core Select                                                         525,000       8.2%          1,512        10,000        8,488

BBH Broad Market Fund, Class N & I                   241,784,264        750,000      11.8%          2,158        10,000        7,842



BBH TRUST
BBH Money Market Fund                                       n/a          n/a          n/a            n/a           n/a

BBH U.S. Treasury Money Fund                         141,136,925        525,000       8.2%          1,512        10,000        8,488

BBH Tax Free Short/Intermediate                      116,094,314        125,000       2.0%           360         10,000        9,640
              Fixed Income Fund

BBH Tax Exempt Money Fund                            425,680,103        750,000      11.8%          2,158        10,000        7,842


Other
BBH U.S. Money Market Portfolio                   3,197,699,539      1,900,000       29.8%          5,468        22,500       17,032

BBH Prime Institutional Fund                             n/a             n/a         n/a            n/a           n/a

                                                $ 4,813,444,753    $6,375,000       100.0%     $  18,350     $  92,500     $  74,150


COVERAGE REQUESTED $6,375,000
deductible 50K
premium $18,350
Chubb is the policy provider Assets of the Spoke are covered at the Hub level.

* Minimum cost of a stand alone policy is based on prior years information from AIG and Marsh USA.



BBH Common Settlement Fund, Inc.'s name changed to BBH Prime Institutional Money Market Fund, Inc. - 3/5/04.

                  AMENDED AND RESTATED FIDELITY BOND AGREEMENT

Fidelity Bond Agreement, dated as of August 22, 1995, and amended and restated as of August 10, 1999, May 9, 2000, August 15, 2000, May 10, 2001 and August 4,
2003, by and among Brown Brothers Harriman & Co., BBH Trust, BBH Fund, Inc. BBH Common Settlement Fund, Inc., BBH Common Settlement Fund II, Inc. and BBH Money Market Portfolio (hereinafter referred to as the "Parties") do hereby agree as follows:

                              W I T N E S S E T H:

         WHEREAS, the Parties have procured a joint insured fidelity bond program from National Union Fire Insurance Company of Pittsburgh, PA ("AIG"), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

         WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

         WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

         NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

         1. In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

         2. Registered management investment companies, or series thereof, which become effective in the future, and future established series of registered management investment companies which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or administered by companies which are subsidiaries or affiliates of Brown Brothers Harriman & Co. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

         3. This Agreement may be amended or modified by a written agreement executed by the Parties.

         4. This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of New York.

         5. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

         IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

BBH Trust
BBH Fund, Inc.
BBH Common Settlement Fund, Inc.
BBH Common Settlement Fund II, Inc.
BBH Money Market Portfolio                       Brown Brothers Harriman & Co.


By:   /s/ Judith J. Mackin                       By:  /s/ Charles O. Izard
    ----------------------------------------        ----------------------------
Name:  Judith J. Mackin                          Name:  Charles O. Izard
Title:  Vice President                           Title:  Managing Director